Jon C. Avina T: +1 650 843 5307 javina@cooley.com	*FOIA Confidential Treatment Request* VIA EDGAR

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

April 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mariam Mansaray, Staff Attorney

Larry Spirgel, Legal Branch Chief

Becky Chow, Senior Staff Accountant

Stephen Krikorian, Senior Staff Accountant

Re:	Rubrik, Inc.

Amendment No. 6 to

Draft Registration Statement on Form S-1

Submitted March 18, 2024

CIK No. 0001943896

Ladies and Gentlemen:

On behalf of Rubrik, Inc. (the “Company”), we are providing this letter in response to comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 29, 2024, with respect to Amendment No. 6 to the Company’s draft registration statement on Form S-1, confidentially submitted on March 18, 2024 (the “March 2024 Comments”). The Company is also providing the Staff with an update to comment no. 15 from the comments from the Staff by letter dated November 10, 2022, with respect to the Company’s draft registration statement on Form S-1, initially confidentially submitted on October 14, 2022 (the “Initial Comments” and, together with the March 2024 Comments, the “Comments”). Concurrently with the submission of this response letter, the Company is also filing its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates changes in response to the March 2024 Comments and certain other changes.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

*    *    *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Rubrik, Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

April 1, 2024

Page Two

Amendment No. 6 to Draft Registration Statement on Form S-1

Business, page 112

1.

We note your response to prior comment 2 where you explain how your generative AI tool, Ruby, uses Microsoft Azure OpenAI Service in combination with your own proprietary, internally developed software. You also provide a cross reference to your risk factor beginning on page 27 where you discuss how your use of generative artificial intelligence tools may pose risks to your proprietary software and systems. Please enhance the disclosure to clarify in plain English, the meaning of generative artificial intelligence and the selection criteria and analysis used prior to implementing an AI tool.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 5, 27, 28 and 128 of the Registration Statement.

Executive Compensation, page 145

2.

We note that disclosure for Arvind Nithrakashyap is absent from the Executive Compensation information and Equity-Based Incentive Awards table for your 2024 fiscal year. We also that on your Management table on page 135 and elsewhere throughout the prospectus, Mr. Nithrakashyap is still listed as your CTO. Please revise your disclosure to include the missing information or tell us why you believe it is not required. Refer to Item 402 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosure with respect to Arvind Nithrakashyap is not required in the section of the Registration Statement titled “Executive Compensation” pursuant to Item 402 of Regulation S-K. Due to the Company’s qualification as an “emerging growth company,” as defined in Rule 405 under the Securities Act of 1933, as amended, the Company may rely on paragraphs (l) and (m) of Item 402 of Regulation S-K to provide scaled compensation disclosure for the last completed fiscal year for the Company’s principal executive officer and the Company’s two other most highly compensated executive officers serving at the end of the last completed fiscal year. For the fiscal year ended January 31, 2024, the Company’s last completed fiscal year, Mr. Nithrakashyap was not one of the two most highly compensated executive officers, other than the Company’s principal executive officer. As a result, the Company did not include disclosure regarding Mr. Nithrakashyap’s compensation.

The Company has also determined that Mr. Nithrakashyap is an “executive officer” as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended. As a result, the Company has included disclosure with respect to Mr. Nithrakashyap in the “Management” section of the Registration Statement, including the management table therein, in accordance with Item 401 of Regulation S-K.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Rubrik, Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

April 1, 2024

Page Three

Draft Registration Statement on Form S-1

Note 10 – Stockholders’ Deficit and Common Stock

Stock-Based Compensation, page F-24 (F-27)

15.

For each of your equity-based awards in the twelve months preceding the filing of this registration statement, please tell us the estimated fair value of the underlying shares of common stock at each grant date and describe how any intervening events within the Company or changes in your valuation assumptions or methodology were considered in the fair values of the underlying common stock at each grant date. Also compare the most recent valuation to the estimated price range of this offering. Continue to provide us with updates to this analysis for all equity-related transactions through the effectiveness date of the registration statement.

Response: In response to the Staff’s request to provide updates to this analysis, the Company has set forth below a summary of the equity awards granted, or expected to be granted, from January 31, 2024 through the expected effective date of the Registration Statement, including the actual or anticipated fair values of the underlying shares of Class B common stock for reference (assuming reclassification of the Company’s outstanding shares of common stock into an equal number of shares of Class B common stock in connection with the Company’s proposed initial public offering (“IPO”)):

Grant Date(1)	Number of Shares of Class B Common Stock Underlying Restricted Stock Units Granted(2)	Preliminary Fair Value per Share for Financial Reporting
March 19, 2024	7,330,116	$	[***]
March 25, 2024	1,700,000	$	[***]
April 2024(3)	151,610	$	[***]	(4)

(1)

As disclosed on page 147 of the Registration Statement, the Company’s board of directors previously approved the grant of a performance stock option for 8,000,000 shares of Class B common stock to its Chief Executive Officer, with an exercise price to be equal to the final public offering price per share in the IPO, which grant will be effective upon the effectiveness of the Registration Statement. As a result, the actual grant date fair value associated with the stock option will be determined upon the closing of the IPO, as disclosed on pages 147 and 148 of the Registration Statement.

(2)

The RSUs set forth in the table above are or will be subject to service-based and/or performance-based conditions, for which the performance-based condition will be satisfied upon the effectiveness of the Registration Statement in connection with the IPO.

(3)	The Company expects to grant these RSUs prior to the commencement date of the Company’s road show for the IPO.
(4)

The Company expects that the fair value per share for these grants for financial reporting purposes will be equal to the midpoint of the Price Range (as defined below). The figure shown in the table represents a preliminary estimate of the fair value per share for financial reporting purposes equal to the midpoint of the Preliminary Price Range (as defined below).

As discussed in the Company’s prior response letters, including the letter dated March 18, 2024 (the “March 2024 Letter” and, together with the prior response letters, the “Prior Responses”), for financial reporting purposes, the Company assesses the fair value of the Class B common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to the applicable date of grant and computing stock-based compensation expense by linearly interpolating on a daily basis the change between valuations, including from valuation reports, immediately prior to and immediately after the applicable date of grant.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Rubrik, Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

April 1, 2024

Page Four

To determine the fair value per share of Class B common stock for financial reporting purposes for the restricted stock units (“RSUs”) granted as of March 19, 2024 and March 25, 2024, the Company expects to linearly interpolate on a daily basis the change between the most recent valuation report prior to such grant dates, performed as of January 31, 2024 (the “January 2024 Valuation”), and the midpoint of the Price Range (as defined below). The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of the Class B common stock after considering the lack of any single event that occurred between the January 2024 Valuation and March 19, 2024 and March 25, 2024 as well as discussions with the Representative (as defined below) regarding the Price Range. In the March 2024 Letter, the Company provided the key considerations in the January 2024 Valuation for determining the value of the Class B common stock as of January 31, 2024 and concluded the fair value of the Class B common stock was $28.63 per share. The midpoint of the Preliminary Price Range has been used by the Company to perform a straight-line interpolation from the January 2024 Valuation to determine a preliminary estimate of the fair value per share for financial reporting purposes for the March 19, 2024 and March 25, 2024 grants, as set forth in the table above.

The Company intends to use the midpoint of the Price Range as the fair value per share of Class B common stock for financial reporting purposes for the RSUs to be granted in April 2024 prior to the commencement date of the Company’s road show for the IPO, given the proximity of such grant date to the anticipated commencement date of the Company’s road show for the IPO. The midpoint of the Preliminary Price Range has been used as the preliminary estimate of the fair value per share for financial reporting purposes for the April 2024 grants, as set forth in the table above.

Preliminary Price Range

The Company supplementally advises the Staff that it currently estimates a preliminary price range that will be between $[***] and $[***] per share of Class A common stock (the “Preliminary Price Range”) for its IPO, resulting in a midpoint of the Preliminary Price Range of $[***] per share of Class A common stock. The Preliminary Price Range was determined by initial discussions between the Company, including its board of directors, and Goldman Sachs & Co. LLC, the lead underwriter of the IPO (the “Representative”) that took place on March 29, 2024. The proposed Preliminary Price Range has been estimated based on current market conditions, recent market prices of, and demand for, publicly-traded common stock of comparable companies, the Company’s financial condition and prospects, and the performance of recent initial public offerings in the technology industry. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. Prior to March 29, 2024, the Representative had not provided the Company with a specific estimated price range.

The Company confirms to the Staff that, in accordance with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations, the difference between the high and low end of the bona fide price range per share of Class A common stock (the “Price Range”) that will be included in the amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s road show will be no more than 20%. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the Representative, and any business developments impacting the Company. As a result of these factors and the recent volatility in the financial markets, the Price Range may differ from the Preliminary Price Range.

The Company believes the primary factors that explain the difference between the Preliminary Price Range and the fair value of the Company’s Class B common stock in the January 2024 Valuation of $28.63 are as follows:

•

The recent market prices of publicly traded common stock of comparable companies, as well as the performance of recent initial public offerings in the technology industry, suggest a potentially more favorable market for companies similar to the Company in executing and completing initial public offerings than when the January 2024 Valuation was completed.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Rubrik, Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

April 1, 2024

Page Five

•

The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the Company’s Class B common stock in previous valuation reports, including the January 2024 Valuation, represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. This illiquidity helps to account for the difference between the estimated fair values of the Class B common stock, including in the January 2024 Valuation, and the Preliminary Price Range. The Company notes that, without the discount for lack of marketability used in the January 2024 Valuation, the fair value per share of the Company’s Class B common stock in the January 2024 Valuation would have been approximately $30.14.

•

The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s Class A common stock, which is reflected in the Preliminary Price Range.

•

In contrast to the metrics and analyses used by the Representative in determining the Preliminary Price Range, the valuations of the Company’s Class B common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as described in the Prior Responses and in the Registration Statement. The Company, in preparing its valuations of its Class B common stock, utilized a quantitative methodology to determine the fair value of the Company’s Class B common stock that may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in an IPO.

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. For example, the January 2024 Valuation weighted the probability of a successful IPO in the analysis at 85% given the uncertainty of this event occurring at the time.

*    *    *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Rubrik, Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

April 1, 2024

Page Six

Please contact me at (650) 843-5307 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Bipul Sinha, Rubrik, Inc.

Peter McGoff, Rubrik, Inc.

Anne-Kathrin Lalendran, Rubrik, Inc.

Calise Cheng, Cooley LLP

Milson Yu, Cooley LLP

Rick Kline, Latham & Watkins LLP

Sarah Axtell, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Rubrik, Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.